UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Plans Chief Executive Succession

18th December 2019

Pearson, the world's learning company, today announces that John Fallon has informed the Board of his intention to retire from his role as Chief Executive. To ensure an orderly transition, John will retire in 2020 once a successor has been appointed. A succession process, led by the Chair Sidney Taurel, will consider external and internal candidates.

Sidney Taurel, Chair of Pearson, said: "In some very challenging markets, John has worked tirelessly leading Pearson through a period of significant change and led its transformation from a media conglomerate to a single focused learning company. Under John's leadership Pearson has become a simpler, more digital focused business underpinned by a stronger balance sheet and better positioned to deliver a sustainable and healthy future. The Board and I are grateful for John's significant contribution."

John Fallon, Chief Executive of Pearson, said: "There's a lot still to do but we're making good progress in navigating Pearson through a period of huge change. We're now a much more efficient company, able to innovate more quickly and scale globally. We are investing more in our business than ever before and pioneering new forms of online education that link learning to employability. Over 75% of the company is now growing, as we work our way through a major industry wide disruption in the other 25% of Pearson - US Higher Education Courseware. All of Pearson is now very well placed to meet the need for affordable and effective learning. I am deeply grateful for the commitment and dedication of my colleagues as we continue to help millions more learners prosper through a lifetime of learning.

"We're now at the stage where it's time to transition to a new leader, who can bring a fresh perspective. As the Board works on my succession, I will continue to be completely committed to leading the company through this major transformation."

For more information
T + 44 (0)20 7010 2310
Investors: Jo Russell, Anjali Kotak
Press: Tom Steiner, Gemma Terry

Brunswick
Charles Pretzlik, Nick Cosgrove, Simone Selzer +44 (0) 207 404 5959

This announcement contains inside information.

Ends

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 18 December 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary